NO ACT

10
12-18-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

09004138

Received SEC
FEB 10 2009
Washington, DC 20549

February 11, 2009

Richard S. Meller
Latham & Watkins LLP
Sears Tower, Suite 5800
233 S. Wacker Dr.
Chicago, IL 60606

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-10-09

Re: Nicor Inc.
Incoming letter dated December 18, 2008

Dear Mr. Meller:

This is in response to your letter dated December 18, 2008 concerning the shareholder proposal submitted to Nicor by Emil Rossi. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerelv.

PROCESSED
MAR 2 2009 E
THOMSON REUTERS

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

February 11, 2009

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Nicor Inc.
Incoming letter dated December 18, 2008

The proposal requests that the board take the steps necessary to adopt a bylaw to require that the company have an independent lead director whenever possible with clearly delineated duties specified in the proposal.

There appears to be some basis for your view that Nicor may exclude the proposal under rule 14a-8(i)(10). Accordingly, we will not recommend enforcement action to the Commission if Nicor omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Nicor relies.

Sincerely,

Philip Rothenberg
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Sears Tower, Suite 5800
233 S. Wacker Dr.
Chicago, Illinois 60606
Tel: +1.312.876.7700 Fax: +1.312.993.9767
www.lw.com

LATHAM&WATKINS LLP

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December 18, 2008

BY EMAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE: Rule 14a-8 Request for No-Action Letter for Nicor Inc.

Ladies and Gentlemen:

We are writing as counsel to Nicor Inc., an Illinois corporation ("Nicor" or the "Company") pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company hereby notifies the U.S. Securities and Exchange Commission (the "Commission") of its intention to exclude from its proxy statement and form of proxy to be distributed in connection with the Company's 2009 Annual Meeting of Shareholders (the "Proxy Materials") all or, alternatively, a portion of, the shareholder proposal submitted by Mr. Emil Rossi (the "Proposal"). Nicor requests confirmation that the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Staff") will not recommend enforcement action if the Company excludes, or omits a portion of, the Proposal from the Proxy Materials.

Pursuant to Rule 14a-8 and Staff Legal Bulletin No. 14D (CF) (November 7, 2008), this letter is attached to an email to shareholderproposals@sec.gov and simultaneously to Mr. Rossi's designee, Mr. John Chevedden, ***FISMA & OMB MEMORANDUM M-07-16*** Definitive copies of the Proxy Materials are scheduled to be filed pursuant to Rule 14a-6 no later than March 13, 2009, and the Annual Meeting of Shareholders is scheduled to occur on April 23, 2009.

For the reasons set forth below, Nicor believes (1) that the Proposal is properly excludable under Rule 14a-8(i)(10) because it has been substantially implemented and (2) that a portion of the Proposal's supporting statement may be omitted under Rule 14a-8(i)(3) as it is materially false and misleading in violation of Rule 14a-9.

Background.

The Proposal, attached hereto as Exhibit A, requests that the Company's board of directors (the "Board") "adopt a bylaw to require that [the Company] have an independent lead director whenever possible with clearly delineated duties, elected by and from the independent board members, to be expected to serve for more than one continuous year." The Proposal goes on to recommend seven specific duties for the independent lead director and to suggest that director independence be determined by the standard set by the Council of Institutional Investors.

Since 2006, Nicor has had an independent lead director as established in Section E of the Company's Corporate Governance Guidelines (the "Guidelines"), attached hereto as Exhibit B, with nine delineated duties similar to those suggested in the Proposal. However, the Company's Amended and Restated Bylaws (the "Bylaws"), did not address the independent lead director position. The Board considered the Proposal and on November 20, 2008 voted to amend the Bylaws to include Section 8 of Article III, addressing the independent lead director position (the "Bylaw Amendment"). The Bylaw Amendment, attached hereto as Exhibit C, was made public in the Company's Form 8-K filed November 20, 2008. The Board also voted to amend the Guidelines to refer to the Bylaw Amendment with regard to the lead director position.

In drafting the Bylaw Amendment, the Board incorporated the specific duties and requirements delineated in the Proposal. As a result, the duties provided for in the Bylaw Amendment are identical to those suggested in the Proposal, other than two minor differences. The Bylaw Amendment could not incorporate the Council of Institutional Investors independence standard advocated in the Proposal as the Company's common stock is listed and traded on the New York Stock Exchange ("NYSE") and, accordingly, the Company is required to follow the applicable NYSE corporate governance standards, including adhering to the NYSE independence standards. In addition, the Bylaw Amendment provides that the independent lead director may advise the chairman of the Board as to the quality, quantity and timeliness of the flow of information delivered to the Board and may request the inclusion of certain material, but it does not provide the duty to approve the information.

Attached hereto as Exhibit D is a chart comparing the text of the specific provisions recommended by the Proposal to the text of the adopted Bylaw Amendment.

The Proposal may be omitted under Rule 14a-8(i)(10) because it has been substantially implemented by Nicor.

Rule 14a-8(i)(10) provides that the exclusion of a shareholder proposal is permitted if the company has already "substantially implemented" the proposal. The Staff has indicated that "it is insufficient for the company to have merely considered the proposal." Securities Exchange Act Release No. 39093 (September 18, 1997) at footnote 49. *See also* Securities Exchange Act Release No. 40018 (May 21, 1998) (adopting rule changes). However, companies are not required to implement every detail of a proposal to warrant exclusion under Rule 14a-8(i)(10). Securities Exchange Act Release No. 20091 (August 16, 1983).

The Staff has previously considered shareholder proposals regarding adoption of a bylaw to provide for an independent lead director which were practically identical to the Proposal submitted to Nicor. *See AT&T, Inc.* (February 19, 2008), *Allegheny Energy, Inc.* (February 20, 2008) and *PG&E Corporation* (March 7, 2008). In *AT&T*, the Staff determined that the lead director shareholder proposal was not substantially implemented by corporate governance guidelines regarding the independent lead director in lieu of bylaws regarding the position. Although AT&T's corporate governance guidelines provided for an independent lead director and addressed some of the duties delineated in the shareholder proposal, the company's bylaws did not address the independent lead director position.

In *Allegheny Energy, Inc.*, however, the Staff determined that a bylaw amendment, adopted by the board of directors of the company after receipt of a lead director shareholder proposal, substantially implemented the shareholder proposal. The Staff permitted Allegheny Energy, Inc. to exclude the proposal from the proxy materials for its annual meeting although the duties and requirements for the independent lead director delineated in the adopted bylaw amendment differed from the shareholder proposal in the following ways: (i) the standard of independence applied was the NYSE standard rather than the Council of Institutional Investors standard; (ii) the independent lead director had a duty to provide input regarding the flow of information to the board but did not have a duty to approve the information; and (iii) the position of independent lead director was not elected by the independent directors, but defaulted to other positions on the board of directors.

By amending the Bylaws to memorialize the independent lead director position and incorporate the duties and requirements delineated in the Proposal, Nicor has not "merely considered" the Proposal, but has substantially implemented the Proposal in accordance with *Allegheny Energy, Inc.* Like *Allegheny Energy, Inc.*, the adopted Bylaw Amendment differs slightly from the Proposal in that (i) the standard of independence is the NYSE standard, rather than the Council of Institutional Investors standard, and (ii) the independent lead director has the duty to advise the chairman of the Board regarding the information delivered to the Board, rather than the duty to approve the information. However, these differences are minor and fewer than those seen in *Allegheny Energy, Inc.* Therefore, the Proposal is substantially implemented, and is properly excludable as moot under Rule 14a-8(i)(10).

<u>A portion of the Proposal's supporting statement may be omitted under Rule 14a-8(i)(3) because it is materially false and misleading in violation of Rule 14a-9.</u>

Rule 14a-8(i)(3) provides that the exclusion of a proposal or supporting statement is permitted if it is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits "materially false or misleading statements." The Staff has indicated that companies may rely on Rule 14a-8(i)(3) to exclude portions of the supporting statement. Staff Legal Bulletin No. 14B (CF) (September 15, 2004). Exclusion is particularly appropriate where "the company demonstrates objectively that a factual statement is materially false or misleading." *Id.*; *see, e.g.*, *Piper Jaffray Companies* (February 24, 2006), *The Procter & Gamble Company* (July 15, 2004), *The Gillette Company* (March 5, 2004), and *Alaska Air Group, Inc.* (March 1, 2004, regarding the proposal submitted by Bill Davidge) (each permitting omission of a materially false and misleading portion of the supporting statement).

LATHAM&WATKINS LLP

The Proposal's supporting statement indicates the following as a governance and performance issue in 2008 for Nicor: "[w]e had no independent Chairman or Lead Director – Independent oversight concern." This statement is materially false and misleading. Nicor has had an independent lead director since 2006 as provided for in the Corporate Governance Guidelines. The Company's annual proxy statements for the 2006, 2007 and 2008 shareholder meetings indicated that the independent lead director position was held by John E. Jones in 2006 and then by John Rau in 2007 and 2008. The presence or absence of an independent lead director is undoubtedly a material fact in this scenario, as the lead director position is the topic of the Proposal. Accordingly, such statement may be omitted under Rule 14a-8(i)(3), as it violates Rule 14a-9.

Conclusion.

As demonstrated above, Nicor has "substantially implemented" the Proposal, and as such, the Proposal is properly excludable as moot under Rule 14a-8(i)(10). Further, a portion of the Proposal's supporting statement may be omitted under Rule 14a-8(i)(3) as it is materially false and misleading in violation of Rule 14a-9.

On behalf of Nicor, we respectfully request that the Staff confirm that the Proposal may be properly omitted from the Proxy Materials and that the Staff will not recommend any enforcement action to the Commission if the Proposal is omitted from the Proxy Materials. Alternatively, we request that the Staff confirm that a portion of the Proposal, discussed above, may be properly omitted from the Proxy Materials and that the Staff will not recommend any enforcement action to the Commission if such portion is omitted.

If you have any questions with respect to the foregoing, or wish to discuss any of the views expressed in this letter, please contact me at (312) 876-6521. We look forward to your response on this matter.

Very truly yours,

Richard S. Meller

Exhibit A: Proposal
Exhibit B: Section E of the Guidelines (in effect until November 20, 2008)
Exhibit C: Bylaw Amendment (effective November 20, 2008)
Exhibit D: Chart Comparing the Proposal to the Bylaw Amendment

cc: Paul C. Gracey, Jr.
John Chevedden

Exhibit A

Proposal

[GAS: Rule 14a-8 Proposal, October 20, 2008]

3 – Independent Lead Director

Resolved, Shareholders request that our Board take the steps necessary to adopt a bylaw to require that our company have an independent lead director whenever possible with clearly delineated duties, elected by and from the independent board members, to be expected to serve for more than one continuous year, unless our company at that time has an independent board chairman. The standard of independence would be the standard set by the Council of Institutional Investors which is simply an independent director is a person whose directorship constitutes his or her only connection to the corporation.

The clearly delineated duties at a minimum would include:

- Presiding at all meetings of the board at which the chairman is not present, including executive sessions of the independent directors.
- Serving as liaison between the chairman and the independent directors.
- Approving information sent to the board.
- Approving meeting agendas for the board.
- Approving meeting schedules to assure that there is sufficient time for discussion of all agenda items.
- Having the authority to call meetings of the independent directors.
- Being available for consultation and direct communication, if requested by major shareholders.

Statement of Emil Rossi

A key purpose of the Independent Lead Director is to protect shareholders' interests by providing independent oversight of management, including our CEO. An Independent Lead Director with clearly delineated duties can promote greater management accountability to shareholders and lead to a more objective evaluation of our CEO.

The merits of this Independent Lead Director proposal should be considered in the context of the need for improvements in our company's corporate governance and in individual director performance. For instance in 2008 the following governance and performance issues were identified:

- We had no independent Chairman or Lead Director – Independent oversight concern.
- No shareholder right to act by written consent.
- In response to our 66%-vote in favor of simple majority voting, our directors placed four such proposals on our ballot in 2008 and 3 out of 4 failed. Our directors did not take the steps necessary to obtain the high threshold of 80%-votes. Reference: *Nicor, Inc.* (January 28, 2008) no action letter.

- Two directors are potentially conflicted inside-related because they are executives of related companies or executives at firms that conduct business with the company:

John Birdsall	Executive pay committee member
Norman Bobins	Audit Committee member

- Two director had long-tenure – Independence concern:

John Birdsall	Executive pay committee member	26-years
Robert Beavers	Executive pay committee member	16-years

- Our directors served on seven Boards rated "D" by The Corporate Library:

Norman Bobins	AAR Corp. (AIR)
Norman Bobins	PrivateBancorp (PVTB)

Brenda Gaines	Office Depot (ODP)
Brenda Gaines	Fannie Mae (FNM)
Georgia Nelson	Ball Corporation (BLL)
John Rau	Wm. Wrigley Jr. Company (WWY)
John Staley	Hospira (HSP)

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal:

Independent Lead Director –
Yes on 3

Notes:
Emil Rossi, ***FISMA & OMB MEMORANDUM M-07-16*** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal promptly by email.

Exhibit B

Section E of the Guidelines
(in effect until November 20, 2008)

E. Lead Director

The Chairman of the Corporate Governance Committee shall also serve as the Lead Director. The Lead Director will:

i. preside at all meetings of the Board at which the Chairman of the Board is not present, including executive sessions of non-management or independent Directors;

ii. serve as liaison between the Chairman of the Board and the independent and non-management Directors;

iii. advise the Chairman of the Board as to the quality, quantity and timeliness of the flow of information from Company management that is necessary for the independent Directors to effectively and responsibly perform their duties; although Company management is responsible for the preparation of materials for the Board, the Lead Director may specifically request the inclusion of certain material;

iv. advise the Chairman of the Board with additional items that might be used in preparation of meeting agendas for the Board and committee meetings;

v. advise the Chairman of the Board as to an appropriate schedule of Board meetings to assure that there is sufficient time for discussion of all agenda items;

vi. have the authority to call meetings of the independent and non-management Directors;

vii. recommend to the Chairman of the Board the retention of consultants who report directly to the Board;

viii. assist the Chairman of the Board and Chief Executive Officer in the recruitment and orientation of new Directors; and

ix. perform such other duties as the Board may from time to time delegate to assist in the Board in the fulfillment of its responsibilities.

Exhibit C

Bylaw Amendment
(effective November 20, 2008)

SECTION 8. The independent members of the Board of Directors shall designate an independent Lead Director every two years, commencing with an annual meeting of the stockholders. For the purpose of this Section 8, the independence of a Director is determined pursuant to the standard of independence established in the Company's then effective Corporate Governance Guidelines. The duties and powers of the Lead Director include the following: (i) presiding at all meetings of the Board of Directors at which the Chairman of the Board is not present, including executive sessions of non-management or independent Directors; (ii) serving as liaison between the Chairman of the Board and the independent and non-management Directors; (iii) advising the Chairman of the Board as to the quality, quantity and timeliness of the flow of information from Company management that is necessary for the independent Directors to effectively and responsibly perform their duties; although Company management is responsible for the preparation of materials for the Board of Directors, the Lead Director may specifically request the inclusion of certain material; (iv) approving meeting agendas for the Board of Directors meetings and advising the Chairman of the Board with additional items that might be used in preparation of meeting agendas for the committee meetings; (v) approving the schedule of Board of Directors meetings to assure that there is sufficient time for discussion of all agenda items; (vi) having the authority to call meetings of the independent and non-management Directors; (vii) recommending to the Chairman of the Board the retention of consultants who report directly to the Board of Directors; (viii) assisting the Chairman of the Board and Chief Executive Officer in the recruitment and orientation of new Directors; (ix) being available for consultation and direct communication, if requested by major stockholders; and (x) performing such other duties as the Board of Directors may from time to time delegate to assist in the Board of Directors in the fulfillment of its responsibilities.

Exhibit D

Chart Comparing the Proposal to the Bylaw Amendment

Provision	Proposal	Bylaw Amendment
Election and Term	Elected by and from the independent board members for more than one continuous year	Elected by and from the independent board members for a two-year term
Independence Standard	Council of Institutional Investors standard	NYSE standard
Presiding at Meetings	Preside at all meetings of the board at which the chairman is not present, including executive session of the independent directors	Preside at all meetings of the Board at which the Chairman is not present, including executive session of non-management or independent Directors
Liaison Role	Serve as liaison between the chairman and the independent directors	Serve as a liaison between the Chairman and the independent and non-management Directors
Information to Board	Approve information sent to the board	Advise the Chairman as to the quality, quantity and timeliness of the flow of information from Company management that is necessary for the independent Directors to effectively and responsibly perform their duties; although Company management is responsible for the preparation of materials for the Board, the Lead Director may specifically request the inclusion of certain material
Meeting Agendas	Approve meeting agendas for the board	Approve meeting agendas for Board meetings and advise the Chairman with additional items that might be used in preparation of meeting agendas for the committee meetings
Meeting Schedules	Approve meeting schedules to assure that there is sufficient time for discussion of all agenda items	Approve the schedule of Board meetings to assure that there is sufficient time for discussion of all agenda items
Call Meetings	Have the authority to call meetings of the independent directors	Have the authority to call meetings of the independent and non-management Directors
Shareholders	Be available for consultation and direct communication, if requested by major shareholders	Be available for consultation and direct communication, if requested by major stockholders

END